Filed by Bcom3 Group, Inc.
                          pursuant to Rule 425 under the Securities Act of 1933
                                       and deemed filed pursuant to Rule 14a-12
                                         of the Securities Exchange Act of 1934

                                             Subject Company: Bcom3 Group, Inc.
                                                   Commission File No.  0-32649




[PUBLICIS GROUPE S.A. Logo]                                       [b|com3 Logo]


Snapshot:
--------
Publicis Groupe S.A. is the #6 global advertising group, with 2001 revenues of $2.43 billion, a 37.5% increase vs. 2000, resulting from acquisitions and organic growth

>> Combination of Zenith Media and Optimedia created #3 global media consultancy and buying group, with $19.7B in global billings (Publicis owns 75% of this entity;
     Cordiant the remaining 25%).

>> 2001 billings were up +41.2% versus YA, to $16.7 billion, resulting from acquisitions and organic growth

                               [GRAPHIC OMITTED -
                                  PIE CHART]

     Pie chart of global revenues:

                         Europe         45%
                         North America  43%
                         Rest of World  12%

>> Revenues split 66% in advertising and 34% in marketing services, and are skewed toward Europe (see chart).
     Target is to substantially increase the proportion of revenues coming from marketing services by 2003.

>> Publicis has more than 20,000 employees in 102 countries around the world. About 44% of those employees are in Europe (17% in France)


Structure/Assets
----------------
Three Agency Networks
o  Publicis: "La Difference" (#9 WW Agency Brand,
   45% of 2001 revenue)
o  Saatchi: "The Ideas Company" (82 countries,
   29% of 2001 revenue)
o  Fallon - emerging as third network, 4% of
   2001 revenue                                                         "The Publicis Difference: Publicis is a highly
                                                                     principled agency with a big heart and clear ethical
Ethnic Communications Groups (U.S.)                                                       standards"
o  Burrell Communications (African-American,                      ...........................................................
   #2 by revenue)                                                   "We are tirelessly committed to the mission of helping
o  Conill Advertising (Hispanic Agency of                            our clients build lasting, original, winning brands.
   the Year 2000, $6MM revenue)                                      With conviction, we promise to be their best partner,
o  PublicisoSanchez & Levitan (Hispanic)                                  and to continually seek and increase their
                                                                                         satisfaction.
Specialized and Marketing Agencies                                ...........................................................
o  Nelson Communications Worldwide (Healthcare,                     "'Reaching for Excellence' is much more than a slogan,
   #2 per Ad/Age, 6% of 2001 revenue)                               it is also a burning commitment and a founding value at
o  Publicis Dialog: "Fully integrated relationship                                         Publicis"
   agency" (22 countries)                                         ...........................................................
   >> Field/Event/Direct Marketing, Loyalty,                         "We are, above all, an enterprise of men and women in
      New Product Launches, Merchandising,                                which the founder's spirit is ever present"
      Promotions
   >> Frankel
o  The Triangle Group

Media
o  The Zenith Optimedia Group (Zenith Media +
   Optimedia) 59 countries

Other Specialists
o  Publicis Consultants (Corporate Communications)
o  Media System (Human Resources Communication -
   France only)
o Publicis.net - accumulation of Group's stake in web agencies
o Medias & Regies Europe - intermediary media selling agent


"...it is no exaggeration to say that Publicis turned in an exceptional performance. Not only did we successfully integrate the operations of Saatchi & Saatchi and other acquisitions, we also kept the financial impact of these operations well in hand. Publicis also won major new market share, both by consolidating relationships with existing clients and by winning new clients. Our Group is currently prepared to expand further and we are well positioned as 2002 gets underway." --Chairman and CEO, Maurice Levy

Ownership
---------
At the end of 2001, Publicis ownership was as follows:
  o  The public (institutional and private holders) 69.6% of equity
  o  Somarel (family-related and directors/employee holding company) 22.2%
  o  Elisabeth Badinter 5.6%
  o  Publicis (own shares) 2.6%

-------------------------------------------------------------------------------
Major Wins 2001                    |
     o  Siebel                     |         o  Deutsche Telekom
     o  Credito Italiano           |         o  Guinness Asia
     o  FB Barcelona               |         o  Voice Stream
     o  Korea Telecom              |         o  CIBA Vision
     o  Adidas Japan               |         o  United Airlines
     o  Timberland                 |         o  GulfStream
     o  CDC                        |         o  General Mills
     o  Ralston Purina             |         o  Allied Domecq
     o                             |
-------------------------------------------------------------------------------

Key Management:
--------------
Publicis is led by a 4-person management board (Messrs. Levy, Roberts, Desbarats-Bollet and Siguier, listed below). Management Board terms are 4 years, the group meets once a month and is given wide powers to act in the name of Publicis. This group is overseen by a Supervisory Board made up of a mix of internal and external players. Key Management (at holding company and operating unit levels) is listed below:

     >>  Chairperson, Supervisory Board: Elisabeth Badinter
     >>  Chairman and CEO: Maurice Levy
     >>  CFO: Jean-Michel Etienne
     >>  EVP Publicis Worldwide: Bertrand Siguier
     >>  CEO, Medias & Regies Europe: Bruno Desbarats-Bollet
     >>  CEO, Saatchi & Saatchi: Kevin J. Roberts

Operating Philosophy:
--------------------

                   Publicis 2010 - "la holistic difference";
           a fully integrated relationship; a new concept of agency

At a recent Ad/Age conference, Maurice Levy discussed the concept of "holism," casting praise on Y&R's "whole-egg" model for integrated communications. In recent publications, Publicis has given additional texture and meaning to the vision of "holism" that they are forming as their new operating philosophy across the group:

"Publicis 2010, focused completely upon the brand, is at the heart of value creation... (It) organizes the flow of skills and techniques, guaranteeing for the brand a clear and coherent Point-of-View in all matters"

"Communication developed via "Holistic Difference" addresses holistic individuals recognizing that they do not want to be treated merely as consumers. This radically new method of communicating goes far beyond what has been sought in the past."

"Publicis 2010 ensures a total relationship between the brand and its partners through a new organization and structure of communication teams."

                           [GRAPHIC OMITTED - CHART]

Titles of "Media," "Ethnic Communication," "P.R.," "H.R. Communication," "Advertising," "Events," "Helathcare Communication," "Interactive
Communication," "Corporate Communication" and "Direct Marketing" surrounding concentric circles entitled "Brand," "Client" and "Manager"

Forward Looking Information

This document contains certain "forward-looking statements" within the meaning of the provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like "believe," "expect," "anticipate," "estimated," "pro forma," and "intend" or future or conditional verbs such as "will," "would," or "may." The factors that could cause actual results to differ materially from expected results include, but are not limited to, the factors set forth in Publicis's and Bcom3's filings with the Securities and Exchange Commission (SEC), delays in completing the merger, difficulties in integrating the Bcom3 companies with the Publicis divisions, changes in general economic conditions that may adversely affect the businesses in which Publicis and Bcom3 are engaged and changes in the securities markets. Readers are referred to Publicis's and Bcom3's most recent reports filed with the SEC.

Additional information

Publicis and Bcom3 will be filing a proxy statement/prospectus and other relevant documents concerning the merger with the Securities and Exchange Commission (SEC). We urge investors to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because these documents will contain important information. Investors will be able to obtain the documents free of charge at the SEC's web site, http://www.sec.gov. In addition, investors may obtain documents filed with the SEC by Publicis free of charge by directing a request to Publicis at 133, avenue des Champs Elysees, 75008 Paris, France. Investors may obtain documents filed with the SEC by Bcom3 free of charge by directing a request to Bcom3 at 35 West Wacker Drive, Chicago, IL 60601.

Bcom3 and its directors, executive officers and certain other members of Bcom3 management and employees may be soliciting proxies from Bcom3 shareholders in connection with the merger. Information concerning the directors and executive officers of Bcom3 is set forth in the Annual Report on Form 10-K of Bcom3 for the year ended December 31, 2001, which has been filed with the SEC. Information concerning the participants in the proxy solicitation will also be set forth in the proxy statement/prospectus when it is filed with the SEC.